SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                     Schedule 13D

                               Under the Securities Exchange Act of 1934
                                    (Amendment No.      4       )*


                              ALBERTO-CULVER COMPANY
                                     (Name of Issuer)


                        CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                                        (Title of Class of Securities)


                                               013068101
                                              (CUSIP Number)
Marshall E. Eisenberg (312)269-8020             Bernice E. Lavin (708)450-3101
NEAL GERBER & EISENBERG                         2525 Armitage Avenue
Two North LaSalle St., Suite 2200               Melrose Park, IL  60160
Chicago, IL  60602
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                    December 8, 1994
                                (Date of Event which Requires
                                   Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13D  CUSIP NO. 013068101


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BERNICE E. LAVIN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b)  x

3    SEC USE ONLY

4    SOURCE OF FUNDS  *

            Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. citizen


                     7   SOLE VOTING POWER

                            1,859,689
      NUMBER
                     8   SHARED VOTING POWER
     OF SHARES
                            1,275,959
    BENEFICIALLY

     OWNED BY        9   SOLE DISPOSITIVE POWER

       EACH                 1,859,689

     REPORTING
                    10   SHARED DISPOSITIVE POWER
      PERSON
                            1,275,959
       WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,135,648


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

       Excluded are 3,148,908 shares held by Lavin's spouse. Lavin has no beneficial interest in such shares and beneficial interest in them is disclaimed.
                                                                         x

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

            18.70%

14               TYPE OF REPORTING PERSON *

            IN

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

13D       CUSIP NO. 013068101

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BEL April, 1994 Grantor Annuity Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a)

                                                                       (b)  x
3    SEC USE ONLY

4    SOURCE OF FUNDS *

                 Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois Trust

                        7   SOLE VOTING POWER

           NUMBER                  -0-

                        8   SHARED VOTING POWER
          OF SHARES
                                 1,113,659
         BENEFICIALLY

          OWNED BY
                        9  SOLE DISPOSITIVE POWER
            EACH
                                  -0-
          REPORTING
                       10  SHARED DISPOSITIVE POWER
           PERSON
                                 1,113,659
            WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,113,659

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                  Not applicable.


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                  6.64%


14   TYPE OF REPORTING PERSON *

                 00

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.   Security and Issuer.

          Title of Class of Securities: Class B Common Stock, $.22
                                        par value per share

          Name and Address of Issuer:   Alberto-Culver Company ("Alberto")
                                        2525 Armitage Avenue
                                        Melrose Park, IL  60160

Item 2.   Identity and Background.

          (a) Name of Person Filing:(1)  Bernice E. Lavin ("Lavin")
                                    (2)  BEL  April, 1994  Grantor  Annuity
                                         Trust ("BEL Trust")

          (b) Address:                  c/o Bernice E. Lavin
                                        2525 Armitage Avenue
                                        Melrose Park, IL  60160
          (c) Principal Business:

            1) Lavin is  a Director, Vice  Chairman, Secretary and  Treasurer
               of Alberto.
            2) Trust Administration

          (d) Prior Criminal Convictions:    None

          (e) Prior Civil Proceedings With
              Respect to Federal or State
              Securities Laws:               None

          (f) Place of Organization:     (1)  U.S. citizen
                                         (2)  Illinois trust

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable. On December 8, 1994, 525,678 shares were transferred by Carol L. Bernick ("Bernick"), as trustee of the BEL Grantor Annuity Trust, dated 10/1/93, for the benefit of Lavin, to Lavin individually. On December 8, 1994, Bernick and Lavin, as co-trustees of the BEL April, 1994 Grantor Annuity Trust, dated 4/11/94, for the benefit of Lavin, transferred 486,341 shares to Lavin individually.

Item 4.   Purpose of Transaction.

          The transfers and transactions were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.   Interest in Securities of the Issuer.

          (a) Amount of Class B Common Stock Beneficially Owned: 3,135,648 shares total as of December 8, 1994: 1,532,825 shares directly; 1,113,659 as co-trustee of the BEL Trust; 12,000 shares by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director); and 150,300 shares and 326,864 shares, respectively, as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.


               Percentage  of Class B  Common Stock:   18.70%  total:   9.14%
               directly; 6.64% as co-trustee of the BEL Trust; .1% by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director); and .9% and 1.9%, respectively, as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren (based upon 16,767,240 Class B shares outstanding as of September 30, 1994).

        (b)   Number of Shares as to Which Such Person Has:
                                                    Lavin           BEL Trust

              (i)   Sole power to vote:           1,859,689<F1>        -0-

              (ii)  Shared power to vote:         1,275,959<F2>     1,113,659

              (iii) Sole power to dispose:        1,859,689<F1>        -0-

              (iv)  Shared power to dispose       1,275,959<F2>     1,113,659

<F1> 1.   1,532,825 shares directly  owned and 326,864  shares held as  sole trustee of trusts for the benefit of Lavin's children and grand-children.

<F2> 2.   1,113,659 held as co-trustee of  the BEL Trust; 12,000 shares held in the name of Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director); and 150,300 shares held as co-trustee of a trust for the benefit of one of Lavin's adult children.


          Lavin shares the power to vote the 12,000 shares held by Lavin
Family Foundation with her husband, Leonard H. Lavin, and one of her adult children, Carol L. Bernick. Lavin is co-trustee together with Carol L. Bernick of a trust for the benefit of Carol L. Bernick which holds 150,300 shares and
the BEL Trust which holds 1,113,659 shares.   The following information is
presented with respect to Leonard H. Lavin and Carol B. Bernick, respectively.


   (a)   Name of Person:               Leonard H. Lavin
                                       Carol L. Bernick

   (b)   Address:                      2525 Armitage Avenue
                                       Melrose Park, Illinois 60160

   (c)   Principal Business:           Leonard H. Lavin, an individual,  is a
                                       Director, Chairman and Chief Executive
                                       Officer of Alberto.  Carol  L. Bernick,
                                       an individual, is a Director and
                                       Executive Vice President and Assistant
                                       Secretary  of Alberto and the President
                                       of Alberto-Culver USA, Inc.,  a
                                       subsidiary of Alberto.

    (d)   Prior Criminal
           Convictions:                None

    (e)   Prior Civil Proceedings
          with Respect to Federal
          or State Securities Laws:    None

    (f)   Place of Organization:        U.S. Citizen

    An additional 3,148,908 shares of Alberto Class B Common Stock and 412,852 shares of Alberto Class A Common Stock (which are not included above) are held by Lavin's husband. Lavin has no beneficial interest in such shares and beneficial ownership of them is disclaimed.

    The Class B shares owned by Lavin and the percentage holdings specified herein also do not reflect the 278,044 shares of Alberto Class A Common Stock held in the name of Lavin Family Foundation, or 50,100 shares and 184,664 shares of Alberto Class A Common Stock, respectively, held by Lavin solely in her capacity as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grand-children.

    (c)   None, except as indicated in Item 3.

    (d)   None.

    (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                         None.

Item 7.     Material to be Filed as Exhibits.

                         None.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 11, 1995



Signature:  /s/    Bernice E. Lavin

Name/Title: Bernice E. Lavin, individually,
            and as co-trustee of the BEL April,
            1994 Grantor Annuity Trust and
            another trust and as sole trustee
            of trusts for the benefit of her
            children and grandchildren